Mail Stop 3561


      September 12, 2005


Via U.S. Mail and Fax
Frederic Scheer
President and CEO
Cereplast, Inc.
3421-3433 West El Segundo Blvd
Hawthorne, CA 90250


	Re:	Cereplast, Inc.
		Amendment No. 1 to the Form SB-2
		Filed August 26, 2005
		File No. 333-126378


Dear Mr. Scheer:

      We have reviewed your filing and your August 26, 2005 response letter and have the following comments. Where indicated, we think you should revise your Form SB-2 in response to these comments.
If
you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all page number references are to the marked version of the First Amendment to the Form SB-2.

      We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Amendment No. 1 to the Form SB-2

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations, page 11

Overview, page 11

1. Please identify material customers who accounted for ten percent or more of your revenues in each period, as requested by our prior comment 17.

General and Administrative Expenses, page 13

2. Quantify the extent to which salaries, wages, and professional fees contributed to the $272,000 increase in your general and administrative expenses. Discuss whether you anticipate general and administrative expenses will continue to be 1.74 times your net sales. Clarify how you will be able to meet your $1 million cash shortfall while also continuing to pay salaries, wages, and professional fees that constitute a substantial portion of your net sales.

Liquidity and Capital Resources, page 16
3. Please provide more specific disclosure of your immediate plans to
obtain sufficient cash to meet your operating requirements for the next 12 months. You disclose that cash on hand at June 30, 2005 will satisfy your cash needs until September 30, 2005. But, you also state that you have no definitive plans at this time for additional funding.  It is not clear which of the potential sources of funds you
plan to pursue to generate the cash needed to support your operations. For example, please revise to disclose how much of your
$1 million shortfall will be met by cash from operations for the next
12 months.  Disclose how much of the identified short-term
liquidity
deficiency will be met by additional debt and equity financing. Discuss whether management believes it is likely that it will be able to secure the needed funding for the next 12 months.  Clarify whether
additional secured loans will impact the company`s business plans if
the company is unable to meet its obligations on those loans, and discuss that impact.
4. We note your response to comment 21. Please disclose in more detail the components of your planned cash requirements of $1,000,000 for the next twelve months.


Exhibits

5. Please file any contracts between Cereplast and material customers and suppliers disclosed in Note 9 to the financial statements, as requested by the third bullet-point of our prior comment 41. See
Item 601(b)(10)(i)(B) of Regulation S-B.

6. Please re-file Exhibit 10.5 so that the text is readable. The text is currently too small and blurry to read.



*	*	*	*

      Please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Bashaw, Staff Accountant, at (202) 551-3353 or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney,
at (202) 551-3366, Kathleen Krebs, Special Counsel, at (202) 551-
3810, or me at (202) 551-3810 with any other questions.



								Sincerely,


								/s/ Kathleen Krebs
								For Larry Spirgel
								Assistant Director


cc:	Stephen M. Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	Via Facsimile: (212) 930-9725
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Frederic Scheer
Cereplast, Inc.
September 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE